Free Writing Prospectus

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration No. 333-222596

March 14, 2018

Garments & Fashions Manufacturing Jerash Holdings (US), Inc.

Jerash Holdings (US), Inc. FORWARD - LOOKING STATEMENTS THIS PRESENTATION HAS BEEN PREPARED FOR INFORMATION AND BACKGROUND PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE NOT PERMITTED . THIS PRESENTATION HAS BEEN PREPARED TO ASSIST INTERESTED PARTIES IN MAKING THEIR OWN EVALUATION OF THE COMPANY AND DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT . IN ALL CASES, INTERESTED PARTIES SHOULD CONDUCT THEIR OWN INVESTIGATION AND ANALYSIS OF THE COMPANY AND CAREFULLY READ THE FINAL PROSPECTUS AND DEFINITE DOCUMENTATION DISTRIBUTED TO YOU BY THE PLACEMENT AGENT AND JERASH HOLDINGS (US) INC . (THE “COMPANY”) . EXCEPT AS EXPRESSLY PROVIDED IN ANY SUCH DEFINITIVE WRITTEN DOCUMENTATION, (i) THE COMPANY SHALL BE FREE TO TERMINATE ANY DISCUSSIONS WITH YOU AT ANY TIME AND FOR ANY REASON AND (ii) NO ACTION, COURSE OF CONDUCT OR FAILURE TO ACT SHALL GIVE RISE TO OR SERVE AS THE BASIS FOR ANY OBLIGATION OR OTHER LIABILITY ON THE COMPANY, ITS AFFILIATES OR ADVISORS OR MAY BE RELIED UPON AS THE BASIS FOR A BINDING AGREEMENT BY CONTRACT, QUASI - CONTRACT, ESTOPPEL OR OTHERWISE . The information contained in these Presentation Materials or furnished in the presentation is subject to updating, completion, revision, amendment and verification, which may result in material changes . No reliance should be placed on any such information and no representation or warranty, express or implied, is given by the Company or its advisors as to the accuracy or completeness of the information or opinions contained in these Presentation Materials . Certain forward - looking statements are contained in these Presentation Materials . All statements other than statements of historical fact are “forward - looking statements” for purposes of federal and state securities laws, including : any projections of earnings, revenues or other financial items ; any statements of the plans, strategies and objectives of management for future operations ; any statements concerning proposed new products, services or developments ; any statements regarding future economic conditions or performance ; any statements estimating the impacts of U . S . tax reform ; any statements of belief ; and any statements of assumptions underlying any of the foregoing . Forward - looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words . Such forward - looking statements may be contained in the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among other places in the prospectus . Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future . The Company does not undertake any obligation to update or revise any forward - looking statements or forecasts, whether as a result of new information, circumstances, future events or otherwise . You should not place undue reliance on forward - looking statements and forecasts, which speak only as of the date of these Presentation Materials . Potential investors are cautioned that any included forecasts are unaudited and should be reviewed accordingly . In addition, regarding forecasted results and the implied business and performance of the Company, potential investors are cautioned that forecasts are presented for illustrative and informational purposes only and are not a promise or guarantee of future results . The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communica tio n relates. This presentation does not contain all material facts relating to the Company or an investment in the securities. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for complete information about the Company and this offering. You may get these documents for fr ee by visiting EDGAR on the SEC web site at www.sec.gov . Alternatively, the Company or Network 1 Financial Securities, Inc. will arrange to send you the prospectus if you request it by calling (732) 758 - 9001 or by emailing ktestaverde@netw1.com . 2

Jerash Holdings (US), Inc. OFFERING SUMMARY 3 Issuer: Jerash Holdings (US), Inc. (or the “Company”) Offering: Public Offering (1) Minimum Offering Size: $5,005,000 Maximum Offering Size: $10,010,000 Securities: Common Stock, $0.001 par value Purchase Price: $7.00 per share Pre - Money Valuation: $69,265,000 Pre - Money Shares Outstanding: 9,895,000 (2) Use of Proceeds: – Development of new and current projects and facilities – Potential project acquisitions – General corporate purposes and working capital Underwriter: Network 1 Financial Securities, Inc. Exchange: Nasdaq Capital Market (3) 1) See prospectus for a complete terms for the offering. 2) Three founders currently own 82%. 3) Conditional approval of listing application received.

Jerash Holdings (US), Inc. COMPANY OVERVIEW ‒ Principally engaged in the manufacturing and exporting of customized, ready - made sport and outerwear from knitted fabric from our production facilities in Jordan ‒ Utilized by many well - known brands and retailers, such as Walmart, Costco, Sears, Hanes, Columbia, Land’s End, VF Corporation (owner of brands such as The North Face, Nautica, Timberland, Wrangler, Lee, Jansport, etc.), and Philip - Van Heusen (owner of brands such as Calvin Klein, Tommy Hilfiger, IZOD, Speedo, etc.) ‒ Production facilities are made up of three factory units and two warehouses employing approximately 2,700 people. ‒ Employees include local Jordanian workers as well as migrant workers from Sri Lanka, India, Bangladesh, Myanmar and Nepal. ‒ Total production capacity is approximately 550,000 pieces per month, and we currently intend to further expand our production capacity Manufacture and export customized, ready - made outerwear for well - known brands and retailers 4

Jerash Holdings (US), Inc. INVESTMENT HIGHLIGHTS - Primarily manufactures outerwear for high profile, international brands - Profitable company with strong organic growth - Dedicated to high levels of quality control and meeting international manufacturing standards - Overseas production facility located within a special free - trade zone allowing sales to the U.S. without tariff or quota restrictions - Received EU free tariff privilege in December 2017 - Completion of factory expansion in 2017 increased capacity to accommodate additional growth - Full package production operations allow company to capture value from entire manufacturing production chain (sourcing, logistics, cut, make, trim, embroidery, finishing, inspection, and packaging) - Strong development capabilities in converting designs to mass production 5

Jerash Holdings (US), Inc. OUR TEAM Mr. Choi Lin Hung, President, Treasurer, Director Mr . Choi indirectly owns 44 % of the Company’s outstanding shares . He obtained a Master ’ s Degree with Distinction in Business Administration from the University of Sheffield, the United Kingdom, in 1987 after graduating with the award of the professional diploma in company secretaryship and administration from the Hong Kong Polytechnic, the predecessor of the Hong Kong Polytechnic University, in 1985 . Mr . Choi was appointed a director of Jerash Garments in 2012 . In the period from 1987 to 1995 , Mr . Choi worked at Deutsche Bank and First Pacific Bank and has extensive experience in the banking industry . Since 1995 to present, Mr . Choi has been involved in the garment manufacturing and trading businesses together with Mr . Ng Tsze Lun . Since 2001 , Mr . Choi has also been a director of Victory City International Holdings Ltd . , a textile and fabric manufacturing group listed in Hong Kong since 1996 . Ms. Yang Wei, Vice President, Secretary, Director Ms . Yang has served as deputy general manager of Jerash Garments since 2014 . Ms Yang has extensive expertise in management, specifically in areas including human resources management and liaison with overseas business partners . Ms . Yang is also experienced in the manufacturing environment in Jordan . Ms . Yang is fluent in English, Chinese and Arabic . Mr. Gary J. Haseley , Director Mr. Haseley is expected to join our Board of Directors upon the closing of the offering. He served as the senior vice president and general manager of Kaman Automation, Control & Energy, a division of Kaman Corporatio n, a manufacturer in the aerospace industry, until his retirement in November 2016. From January 2001 to August 2012, Mr. Haseley served as president and chief executive officer of Zeller Corporation, which Kaman acquired in 2012. Mr. Haseley also serves on the board of directors of Genesee Regional Bank and Transcat Inc. and has served on the board of several other for profit and not for profit entities. Mr. Haseley earned a BS in Economics from Kettering University. Mr. Sean Socha, Director Mr. Socha is expected to join our Board of Directors upon the closing of the offering. He has served as Chief Financial Offi cer of Finger Lakes Technologies Group, Inc. since October 2014. Previously, from June 2011 through October 2014, Mr. Socha served as Chief Financial Officer and Chief Operating Officer of Tech Valley Communications. From May 2009 to June 2011 , h e was Chief Financial Officer and Senior Vice President of ClearMomentum , Inc. From September 1991 to May 2009, Mr. Socha held various roles in finance, accounting, or operations at firms in the Rochester, New York area. Mr. Socha ear ned a BS in Accounting from St. John Fisher College. Mr. Mak Chi Yan, Director Mr. Mak is expected to join our Board of Directors upon the closing of the offering. He has served as the Executive Director of Genting Securities Limited since May 2011. Previously, from April 2003 through April 201 1, Mr. Mak acted as Associate Director of Uob Kay Hian Hong Kong Limited. From November 2000 through October 2002, he was the Vice President of Institutional Sales at Worldsec International Limited, an affiliate of the Bank of Tokyo - Mitsubishi, Ltd. Mr. Mak earned a BA in Accounting and a Masters in Corporate Finance from Hong Kong Polytechnic University. Mr. Richard J. Shaw , Chief Financial Officer Mr. Shaw has served as our Chief Financial Officer since May 26, 2017. Mr. Shaw earned a BS in Accounting from LeMoyne College and is a Certified Public Accountant, licensed by the State of New York . Mr. Shaw has also served as chief financial officer and chief operating officer of companies in a wide spectrum of industries. Mr. Ng Tsze Lun, Advisor, Head of Marketing Mr. Ng has 30 years’ experience in trading and manufacturing in the garment industry. He serves the Company in an advisory ca pac ity pursuant to a Consulting Agreement and has been responsible for overseeing the marketing of garment products of the group since 2012. Mr. Baiju Chellamma , General Manager of Jerash Garments & Fashion Manufacturing Company Limited (“ Jerash Garments”) Mr . Chellamma has been a general manager of Jerash Garments since 2008 . Prior to that, he served as factory manager for Classic Fashion Apparel Industry in Egypt from 2006 until 2008 , and factory manager for Bin Jabr Group Ltd . (Abu Dhabi Garments, Oman Garments, Mediterranean Apparel) in Abu Dhabi from 2000 until 2006 . Mr . Chellamma holds a B . A . from Kerale University . 6

Jerash Holdings (US), Inc. PRODUCTION Total annual production capacity is approximately 6.5 million pieces (1) . Jerash owns 1 factory unit and leases 2 factory units and 2 warehouses. 7 Unit 1 – 1,242 employees – Production lines, administrative & HR, finance and management offices Sewing unit Packing unit Ironing Trims Warehouse Unit 2 – 1,183 employees – Production lines, merchandising, and management offices Sewing Packing Clinic Trims Warehouse Finishing Quality Control Workforce of approximately 2,700 includes local Jordanian workers (25%) and import labor (75%) from Bangladesh, Sri Lanka, India, Myanmar and Nepal 1) Average for product categories including t - shirts, polos, and jackets

Jerash Holdings (US), Inc. PRODUCTION (CONT’D) 8 Unit 3 – 270 employees – Cutting and embroidery Embroidery Department Cutting Department Auto Spreader Auto Cutter Unit 4 – Currently in discussions to add additional capacity to meet future expected sales growth

Jerash Holdings (US), Inc. PRODUCTION FLOW Cutting Sewing Embroidery Finishing Packing Ironing Quality Control 9

Jerash Holdings (US), Inc. CUSTOMERS 10 VF Corp. Multi - billion dollar corporation engaged in the design, manufacturing, marketing and distribution of branded lifestyle apparel, footwear and related products Jerash has successfully secured well - known, blue chip brand names and leading retailers as customers.

Jerash Holdings (US), Inc. PRODUCT OFFERINGS Product sales by type for fiscal year ended 2017 (% of total pieces) 11 JACKET 58% POLO 10% CREW NECK 24% PANTS and SHORTS 8%

Jerash Holdings (US), Inc. CERTIFICATIONS & COMPLIANCE – Worldwide Responsible Accredited Production – C - TPAT certified facility – Facility is monitored and supervised by Better Work Jordan, an audit wing of International Labor Organization (ILO) and International Finance Corporation (IFC) for social & ethical compliance . – Golden Listed Company – certification by Jordan Ministry of Labor – Certified for the Supplier Qualification Program (SQP) – Approved FCCA for Walmart – Audited by the FLA ( Fair Labor Association) for PVH – Passed the C - TPAT audit for Wal - Mart conducted by BV 12

Jerash Holdings (US), Inc. HISTORICAL FINANCIALS • In fiscal year 2017, Jerash had revenues of $62 million. 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 2014 (UNAUDITED) 2015 2016 2017 21,982 42,873 52,557 62,041 3,683 7,679 12,645 15,404 2,026 4,709 9,011 10,648 USD'000 Fiscal year ended March 31 Revenue Gross Profit Net Income

Jerash Holdings (US), Inc. HISTORICAL FINANCIALS In the first nine months of fiscal year 2018, Jerash had revenues over $60 million and net income of $11.4 million. 14 $ in 000s For the 9 months ended Increase / (Decrease) % of increase/decreas e December 31, 2016 December 31, 2017 (unaudited) % to revenue (unaudited) % to revenue Revenue 49,869 60,443 10,574 21.20% Cost of Goods Sold 38,673 77.55% 44,623 73.83% 5,950 15.39% Gross Profit 11,196 22.45% 15,820 26.17% 4,624 41.30% Total Operating Expenses 3,294 4,433 1,139 34.58% Income from Operations 7,902 15.84% 11,387 18.84% 3,485 44.11% Other Expenses 29 (1) (30) - 103.45% Net Income 7,873 15.79% 11,388 18.84% 3,515 44.65%

Jerash Holdings (US), Inc. BALANCE SHEET 15 Jerash had over $17 million of cash and a current ratio of 8.3 to 1 as of December 31, 2017. CONDENSED CONSOLIDATED BALANCE SHEETS December 31, 2017 March 31, 2017 (UNAUDITED) (AUDITED) ASSETS Current Assets: Cash $ 14,345,454 $ 3,654,373 Accounts receivable, other receivables and prepaid expenses 11,415,765 7,452,682 Inventories 6,721,888 19,151,609 Total Current Assets 32,483,107 30,258,664 Restricted cash 3,472,374 478,388 Property, plant and equipment, net 2,988,418 3,160,242 Total Assets $ 38,943,899 $ 33,897,294 LIABILITIES AND EQUITY Current Liabilities: Credit Facilities $ 947,655 $ - Accounts payable, other payables and accrued expenses 2,968,720 11,879,504 Total Current Liabilities 3,916,375 11,879,504 Total Liabilities 3,916,375 11,879,504 Commitments and Contingencies Equity Paid - in capital 2,752,053 1,100,000 Statutory reserve 71,699 71,699 Retained earnings 31,928,688 20,537,889 Accumulated other comprehensive loss (38,378) (8,395) Total Jerash Holdings (US), Inc.s Shareholders's Equity 34,714,062 21,701,193 Noncontrolling interest 313,462 316,597 Total Equity 35,027,524 22,017,790 Total Liabilities and Equity $ 38,943,899 $ 33,897,294

Garments & Fashions Manufacturing Jerash Holdings (US), Inc. NETWORK 1 FINANCIAL SECURITIES, INC. The Galleria, Building 2 , Penthouse 2 Bridge Avenue, Red Bank, New Jersey